UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mersana Therapeutics, Inc.

File No. 333-218412 - CF#34904

Mersana Therapeutics, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 1, 2017.

Based on representations by Mersana Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.4	through March 17, 2023
Exhibit 10.5	through March 17, 2023
Exhibit 10.6	through March 17, 2023
Exhibit 10.7	through March 17, 2023
Exhibit 10.8	through March 17, 2023
Exhibit 10.9	through March 17, 2023
Exhibit 10.10	through March 17, 2023
Exhibit 10.11	through March 17, 2023
Exhibit 10.12	through March 17, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary